Swiftwater, PA and Lyon, France
March 13, 2008

U.S. FDA Licenses DAPTACEL® Vaccine

for the Fifth Consecutive Dose in the

Pediatric DTaP Immunization Series

- DAPTACEL vaccine is licensed for the entire immunization series to protect against diphtheria, tetanus, and pertussis -

Sanofi Pasteur, the vaccines division of the sanofi-aventis Group, announced today that the U.S. Food and Drug Administration (FDA) has licensed DAPTACEL® (Diphtheria and Tetanus Toxoids and Acellular Pertussis Vaccine Adsorbed) to be administered as a fifth consecutive diphtheria, tetanus, and acellular pertussis (DTaP) vaccine dose for children 4 years through 6 years of age for the prevention of diphtheria, tetanus, and pertussis.

In 2002, DAPTACEL vaccine was licensed by the FDA for four consecutive doses, currently administered at 2, 4, 6, and 15 to 20 months of age. The approval of the fifth consecutive dose of DAPTACEL vaccine completes the FDA license for the entire five-dose DAPTACEL vaccine series enabling health-care professionals to administer the same brand of DTaP vaccine for the series as recommended by the Centers for Disease Control and Prevention (CDC) Advisory Committee on Immunization Practices (ACIP), the American Academy of Pediatrics (AAP), and the American Academy of Family Physicians (AAFP).

The fifth consecutive dose of DAPTACEL vaccine also provides a convenient fit with the CDC’s recommended immunization schedule. According to the ACIP, AAP, and AAFP recommendations, these five doses should be administered before 7 years of age.

The safety of DAPTACEL vaccine was demonstrated in a clinical trial involving 487 children across 22 different trial sites who received DAPTACEL vaccine as a fifth consecutive dose. Out of the subjects included in the safety examination in this study, 98 percent (477/487) completed the 180-day safety follow-up after receiving the fifth dose. Of the 10 children (2 percent of 487) who did not complete the 180-day follow-up, 3 were lost to follow-up, 6 were discontinued due to non-compliance, and 1 withdrew voluntarily. None of the children involved in the study withdrew as a result of an adverse event or contraindication. Additionally, the majority of solicited local and systemic reactions occurred within 3 days of immunization and were considered to be of mild or moderate severity.

Following administration of DAPTACEL vaccine as the fifth dose, more than 93 percent of subjects experienced a booster response to each of the pertussis components. Additionally, all participants (100 percent) achieved antibody responses ≥0.1 IU/mL for both the tetanus and diphtheria antigens, indicating that protective levels had been achieved. In assessing long-term protection, the study found that 99.6 percent (250/251) and 98.8 percent (248/251) of subjects achieved levels ≥1.0 IU/mL for diphtheria and tetanus, respectively.

About DAPTACEL Vaccine

DAPTACEL vaccine is given to infants and children 6 weeks through 6 years (prior to 7th birthday) to prevent 3 serious diseases: diphtheria, tetanus (lockjaw), and pertussis (whooping cough). As with any vaccine, vaccination with DAPTACEL vaccine may not protect 100 percent of individuals. There are risks associated with all vaccines. The most common side effects with DAPTACEL vaccine are redness, swelling, and soreness or tenderness where the injection was given; fever, fussiness, and crying more than usual. Other side effects may occur. DAPTACEL vaccine should not be given to children who, after a previous dose of the vaccine, have had a serious allergic reaction (anaphylactic reaction) or encephalopathy not attributable to another cause.

For more information about DAPTACEL vaccine, refer to the Patient Information on DAPTACEL.com and talk to your child's health-care provider.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than 1.6 billion doses of vaccine in 2007, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, sanofi pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Global Media Relations	US Media Relations
Pascal Barollier	Len Lavenda
Tel: + 33-(0)4-37-37-51-41	Tel: + 1-570-839-4446
pascal.barollier@sanofipasteur.com	len.lavenda@sanofipasteur.com
www.sanofipasteur.com	www.sanofipasteur.us